Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

August 5, 2021

Mr. Ronald (Ron) E. Alper Division of Corporation Finance Office of Real Estate & Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	NewHold Investment Corp. II Amendment 2 to Registration Statement on Form S-1 Submitted July 21, 2021 CIK No. 0001852931

Dear Mr. Alper:

On behalf of our client, NewHold Investment Corp. II (the “Company”), we hereby provide a response to the comments issued in a letter dated August 3, 2021 (the “Staff’s Letter”) regarding the Company’s Amended Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, an amended Registration Statement is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Ronald (Ron) E. Alper August 5, 2021 Page 2

Amendment No. 2 to Registration Statement on Form S-1 filed July 21, 2021

General

1.	We note your disclosure on the cover page and elsewhere that the anchor investors have expressed an interest to purchase an aggregate of $103,950,000 of units in the offering. Please disclose whether there is a ceiling on the amount that may be purchased by existing stockholders and your anchor investors and quantify any ceiling. If there is no ceiling, please disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company’s listing eligibility. Please also add risk factor disclosure regarding any potential material impact on the public investors, such as the effect on liquidity. Finally, disclose whether the securities held by the anchor investors will be subject to any lock-up provisions and whether the anchor investors will acquire the units with the investment intent to hold the units.

Response: The Company has revised the disclosure in the Amended S-1 to address the Staff’s comment.

Exhibits

2.	We note that your underwriting agreement still references the units as including one-quarter of a warrant. Please file a revised underwriting agreement that corrects the reference to the number of warrants included in the units.

Response: The Company has refiled a revised underwriting agreement as Exhibit 1.1 to the Amended S-1.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations